UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 8, 2020

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant's name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Reynolds Group Holdings Limited wishes to furnish the information below for the benefit of its investors. Unless otherwise indicated by context in this report, the terms “Company,” “we,” “us” and “our” refer to Reynolds Group Holdings Limited and its subsidiaries.

On September 8, 2020, Reynolds Group Holdings Limited, to be converted to a corporation in the State of Delaware and renamed Pactiv Evergreen Inc., announced that it launched an initial public offering (“IPO”) of its common stock pursuant to a registration statement on Form S-1 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission. A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K.

Prior to the closing of the IPO, Reynolds Group Holdings Inc. (“RGHI”), a member of the RGHL group, plans to distribute all of its shares in Graham Packaging Company Inc. to Packaging Finance Limited (“PFL”), our current sole stockholder (the “GPC Separation”). Graham Packaging Company Inc. is currently a wholly-owned subsidiary of RGHI. Following the consummation of the GPC Separation, Graham Packaging Company Inc. would cease to be a wholly-owned subsidiary of RGHL.

We expect to apply a portion of the proceeds from the IPO, as well as approximately $653 million of cash on hand, to repay certain indebtedness (and associated redemption premiums) in the following priority: first, up to $650 million of the 7.000% senior notes due 2024 (such senior notes, the “2024 Notes”) and second, a portion of the 5.125% senior secured notes due 2023 (such senior notes, the “2023 Notes”).

Prior to the pricing of the IPO, we expect to launch a private offering (the “Senior Secured Notes Offering”) of $1.0 billion aggregate principal amount of senior secured notes. If consummated, we intend to use the proceeds from the Senior Secured Notes Offering to repay certain indebtedness, which may include the term loan under our Credit Agreement and/or all or a portion of the 2023 Notes that remain outstanding after the use of proceeds from the IPO. Completion of the IPO is not conditioned upon completion of the Senior Secured Notes Offering, although the completion of the Senior Secured Notes Offering will be conditioned upon completion of the IPO. The senior secured notes will be offered only to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the Securities Act and, outside the United States, only to non-U.S. investors pursuant to Regulation S.

Accordingly, we expect to deliver to holders of the 2023 Notes and 2024 Notes, as applicable:

1)
a conditional notice of redemption for all of the 2024 Notes, which is subject to the satisfaction of the conditions set forth therein (and which are expected to be satisfied upon consummation of the IPO in an amount to generate sufficient net proceeds to fund the redemption payment) (the “2024 Notes Redemption”);

2)
a conditional notice of redemption for $735 million aggregate principal amount of the 2023 Notes, which is subject to the satisfaction of the conditions set forth therein (and which are expected to be satisfied upon consummation of the IPO in an amount to generate sufficient net proceeds, combined with $653 million of cash, to repay the 2024 Notes in full plus associated redemption premiums and the redemption payment) (the “2023 Notes IPO Redemption”); and

3)
a conditional notice of redemption for $490 million aggregate principal amount of the 2023 Notes, which is subject to the satisfaction of the conditions set forth therein (and which are expected to be satisfied upon consummation of the Senior Secured Notes Offering) (the “2023 Notes Secured Notes Redemption,” and together with the 2024 Notes Redemption and the 2023 Notes IPO Redemption, the “Notes Redemptions”).

We currently expect such conditions to the 2024 Notes Redemption and the 2023 Notes IPO Redemption to be satisfied on or about September 21, 2020, and such conditions to the 2023 Notes Secured Notes Redemption to be satisfied on or about September 30, 2020. However, there can be no assurance that such conditions will be satisfied on those dates, or at all. This Form 6-K shall not be considered to be a notice of redemption pursuant to the indenture governing the 2024 Notes or the 2023 Notes.

In addition, prior to the pricing of the IPO, we expect to launch a revolving credit facility amendment, extension or refinancing with respect to our Credit Agreement to extend the maturity of the revolving credit facility and reduce the commitments under such revolving credit facility. Completion of the IPO is not conditioned upon completion of the revolving credit facility amendment, extension or refinancing although the completion of the effectiveness of the revolving credit facility amendment, extension or refinancing is conditioned upon the completion of the IPO. We also expect to launch an amendment, extension or refinancing with respect to a portion of the term loan under our Credit Agreement to extend the maturity of such portion by three years to February 5, 2026. Completion of the IPO is not conditioned upon completion of the effectiveness of any such amendment, extension or refinancing, although the effectiveness of such amendment, extension or refinancing will be conditioned upon completion of the IPO.

The effectiveness of the IPO, the GPC Separation, Notes Redemptions, Senior Notes Offering, revolving credit facility amendment, extension or refinancing and term loan amendment, extension or refinancing are subject to market and customary closing conditions, as applicable, and there can be no assurance that these transactions shall occur on the terms described herein or at all. This Form 6-K shall not be considered to be an offer of common stock pursuant to the IPO or an offer of notes pursuant to the Senior Secured Notes Offering.

Index to Exhibits

Exhibit No.	Description
1	Press release issued by Pactiv Evergreen Inc. on September 8, 2020.

[Signature page follows]

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

/s/ Joseph E. Doyle
Joseph E. Doyle
Group Legal Counsel
September 8, 2020